UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-32530
     CUSIP NUMBER: 714167103

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: October 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

PART I – REGISTRANT INFORMATION

Full Name of Registrant:

Perma-Pipe International Holdings, Inc.

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

24900 Pitkin Road, Suite 309

City, State and Zip Code:

Spring, Texas 77386

PART II – RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Perma-Pipe International Holdings, Inc. (the “Company”) was unable to file within the prescribed time period without unreasonable effort or expense, the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2024 (the “Quarterly Report”) because additional time is required to finalize the consolidated financial statements and related disclosures, and allow time to evaluate the magnitude of errors primarily impacting the consolidated statement of cash flows resulting in an overstatement of net cash provided by operating activities and an overstatement of net cash used in investing activities for the three and six months ended April 30, 2024 and July 31, 2024. Additionally, the Company is in the process of evaluating the control implications related to these errors.

The Company expects to file the Quarterly Report within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Matthew E. Lewicki	409	540-0554
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒	Yes	☐	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐	Yes	☒	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Form 12b-25 contains certain “forward-looking statements” relating to, among other things, the Company, the Quarterly Report, and the Company’s business, plans, results and operations. All statements, other than statements of historical fact included herein, are “forward-looking statements.” Forward-looking statements are often identified by the use of forward-looking terminology, such as “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “believes,” “predicts,” “should,” “will”, “could”, “would”, “may”, “forecast” or similar expressions, and involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Such risks and uncertainties include, but are not limited to, other events that may require the attention of the Company’s management, the timing of the process of finalizing the Quarterly Report and undertaking various reviews, analyses, and assessments in connection with the Quarterly Report, and other events, factors and risks previously and from time to time disclosed in the Company’s filings with the Securities and Exchange Commission. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

Perma-Pipe International Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 17, 2024	By:	/s/ Matthew E. Lewicki
Matthew E. Lewicki Vice President and Chief Financial Officer